 One Franklin Parkway

San Mateo, CA 94403-1906

tel 800.632.2350

franklintempleton.com

October 5, 2020

VIA EDGAR

Mr. David Manion

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-8626

Subject:  Franklin Templeton Funds (the “Funds”) (as listed on the attached Appendix)

Dear Mr. Manion:

On behalf of the Funds, the following are the responses to the U.S. Securities and Exchange Commission (“SEC”) Staff’s comments conveyed telephonically on September 3, 2020 with regard to the various filings made by the Funds with the SEC on Forms N-CEN and N-CSR, as well as corresponding disclosures made in their prospectuses filed as part of their registration statements.  References made to a Fund number, or a Fund’s shareholder report, refer to the Funds and shareholder reports reviewed by the Staff, as listed on the Appendix.  Each comment is summarized below, followed by the Funds’ response to the comment.

Comments to Form N-CEN:

1.         Comment:  In response to Item B.13 of Form N-CEN, certain of Funds 13 – 36 reported that claims were filed under the directors and officers/errors and omissions liability insurance policy maintained by the Funds during the reporting period. Please discuss the nature of the claim(s) and whether there was any impact on the shareholders of the Funds.

             Response:  Funds 13, 14, 16, 17, 25 and 26 were named in an Advisory complaint filed by The Special Claims Committee of the Financial Oversight and Management Board for Puerto Rico, acting by and through its Members; the Official Committee of Unsecured Creditors of the Commonwealth of Puerto Rico; and the Commonwealth of Puerto Rico (“Commonwealth”), et al.  The defendants, which included a number of Franklin Templeton (“FT”) funds, received payments from the Commonwealth on account of purported principal and interest obligations relating to certain purported general obligation bonds.  This matter has had no impact on the shareholders of the aforementioned Funds, as it is in the process of being dismissed without repayment of principal or interest from former bondholders, including the applicable FT funds.

2.         Comment:  In response to Item C.12 of Form N-CEN, it was reported that Franklin Templeton Investor Services, LLC provided custodial services to Fund 1 and/or 2 during the reporting period pursuant to Rule 17f-2 under the Investment Company Act of 1940, as amended (the “1940 Act”). The Staff notes that such Funds have not made Form N-17f-2 filings with the SEC during the reporting period. Please discuss if Fund 1 and/or 2 are subject to the reporting requirements of Rule 17f-2 and, if subject to the reporting requirements, discuss the reasons why such reports have not been filed. If Fund 1 and/or 2 are subject to the reporting requirements of Rule 17f-2, bring the required filings up to date.

Mr. David Manion
October 5, 2020

Franklin Templeton

             Response:  Funds 1 and 2 have conducted a review and determined that they are subject to the reporting requirements of Rule 17f-2.  Fund 1 had a small investment in Fund 2 during the period ended July 31, 2019 and was thus subject to the review and reporting requirements of Rule 17f-2, which were inadvertently missed.  Fund 2 invests in the Money Market Portfolio series of Institutional Fiduciary Trust and was included as part of the security counts performed during the reporting period but for which the Form N-17f-2 filing has not yet occurred.  Funds 1 and 2 will ensure that their required Rule 17f-2 filings are brought up to date.

3.         Comment:  In response to Item G.1a of Form N-CEN, Funds 1 and 2 filed the independent public accountant’s report on internal control with the SEC as an attachment without including the independent public accountant’s name or signature. Please file an amendment to such Form to include the properly signed report on internal control as an attachment.

             Response:  Funds 1 and 2 will file an amendment to Form N-CEN to include the properly signed report on internal control as an attachment.

Comments to Form N-CSR:

4.         Comment:  Please consider, for Funds that engage in mortgage dollar rolls (e.g., Funds 7 and 8), disclosing in future shareholder reports the total value of the receivables and/or payables on open mortgage dollar rolls when the amounts are significant.

            Response:  The applicable Funds will consider adding additional disclosure related to the value of mortgage dollars rolls in future shareholder reports.

5.         Comment:  With respect to certain Funds, the Significant Accounting Policies in the Notes to Financial Statements state that income received from equity-linked securities is recorded as realized gains in the Statements of Operations. The Staff notes that no coupon information appears to be presented in the applicable Statements of Investments for such securities. Please explain the accounting for income received from equity-linked securities. Include appropriate GAAP references or other important authoritative guidance.

            Response:  The Funds note that equity-linked notes (“ELNs”) are considered hybrid instruments that are packaged and issued by major financial institutions.  They combine two or more different financial instruments and generally contain both debt and equity characteristics.  They are heavily influenced by price movements of the underlying stock.  The investment strategy, generally, is to gain exposure to equity securities that the applicable Fund believes are desirable, but which do not pay a dividend. There is a purchase option component to ELNs which incorporates an agreed upon upfront premium.  This premium is spread and paid to the Fund in the form of fixed periodic payments.  For U.S. GAAP purposes, the applicable Fund records all such payments as realized gain.  The Funds relied in part upon FASB ASC 320-10-55 to conclude on this accounting treatment.

Mr. David Manion
October 5, 2020

6.         Comment:  In future shareholder reports, please disclose the maturity date of equity-linked securities held by the Funds.

            Response:  The applicable Funds will disclose the maturity date of equity-linked securities in future shareholder reports.

7.         Comment:  Please discuss how Fund 11 views liquidity, especially where the size of the Fund’s position in a security may be significant in relation to the daily trading activity of that security. Include general market data and other factors that are used to assess the liquidity of such securities.

            Response:  The Funds note that each open-end Fund has adopted and implemented a written Liquidity Risk Management Program (the “LRMP”) as required by Rule 22e-4 under the 1940 Act (the “Liquidity Rule”). The LRMP is designed to assess and manage each open-end Fund’s liquidity risk, which is defined as the risk that the Fund could not meet requests to redeem shares issued by the Fund without significant dilution of remaining investors’ interests in the Fund.

In assessing and managing each open-end Fund’s liquidity risk, the Investment Liquidity Committee considers, as relevant, a variety of factors, including the Fund’s investment strategy and the liquidity of its portfolio investments during both normal and reasonably foreseeable stressed conditions; its short and long-term cash flow projections; and its cash holdings and access to other funding sources including the Fund’s interfund lending facility and line of credit.

Fund 11 primarily holds liquid assets that are defined under the Liquidity Rule as "Highly Liquid Investments" (“HLI”), and therefore is not required to establish a highly liquid investment minimum under the Liquidity Rule and the LRMP.  Highly Liquid Investments are defined as cash and any investment reasonably expected to be convertible to cash in current market conditions in three business days or less without the conversion to cash significantly changing the market value of the investment.

For equity securities, the days to liquidate (“DtL”) is determined using 20% of the three-month Average Daily Volume. Per the Liquidity Rule, the Reasonably Anticipated Trade Size (“RATS”) percentage is multiplied by the DtL and settlement days are added to determine days to cash.

As of October 31, 2019, the liquidity profile of Fund 11 per the Liquidity Rule is shown below:

Mr. David Manion
October 5, 2020

As of Date	FT Portfolio Number	Portfolio Name	RATS Value	HLI	MLI	LLI	II
10/31/19	4189	FVIT-Franklin Microcap Value Fund	0.020	90%	5%	0%	5%

As of October 31, 2019, using a full liquidation cumulative scenario without RATS, the liquidity profile of Fund 11 is shown below. The DtL noted exclude settlement days.

As of Date	FT Portfolio Number	Portfolio Name	1 day	7 days	15 days	30 days	>30 days
10/31/19	4189	FVIT-Franklin Microcap Value Fund	20%	53%	66%	80%	20%

8.         Comment:  At period end, Fund 40 reported that its investments in a Cayman Islands exempted company that is a wholly-owned subsidiary of the Fund constituted 26.9% of the Fund’s consolidated net assets. Please discuss how the Fund is in compliance with regulations under the U.S. Internal Revenue Code of 1986, as amended (the “Code”), that limit regulated investment company investments in controlled foreign corporations to 25% of the investment company’s total assets.

            Response:  Fund 40 invests in certain China A-shares through its investment in Templeton China Opportunities Fund, Ltd (the “China Fund”). The China Fund is: (a) a Cayman Islands exempted company; (b) wholly-owned by the Fund; and (c) able to invest directly in China A-shares consistent with the investment objective of the Fund.  For U.S. federal income tax purposes: (a) since the China Fund is wholly-owned by the Fund, it is disregarded as an entity separate from the Fund (see Section 7701 of the Code and the regulations thereunder); and (b) as a result of (a), the Fund is treated as the direct owner of the China Fund’s assets.  The fact that the China Fund constituted 26.9% of the Fund’s consolidated net assets is irrelevant for purposes of the Fund’s compliance with Section 851(b)(3)(B) of the Code, which prohibits a regulated investment company (“RIC”) from having more than 25% of the value of its total assets invested in the securities of any one issuer (measured at the close of each quarter of the RIC’s taxable year).  The Fund, for purposes of complying with the RIC qualifying asset rules, must test its ownership of the China Fund’s assets as if the Fund held such assets directly (because of the China Fund’s status as a disregarded entity for U.S. federal income tax purposes) and any other assets the Fund owns directly.  It is inappropriate, based on the foregoing, to test the Fund’s ownership of the China Fund for purposes of determining its compliance with the rules relating to the Fund’s status as a RIC.

9.         Comment:  Fund 32 reported on the Statement of Operations a reimbursement of legal fees from an unaffiliated party in the amount of $226,875, which were incurred in connection with certain Fund holdings. Please discuss what such reimbursement relates to and when the initial expenses were incurred by the Fund.

            Response:  Fund 32 notes that it incurred legal fees from 2016 to 2018 pertaining to the litigation and bankruptcy of secured debt issued by iHeartCommunications, Inc. f/k/a Clear Channel Communications, Inc. Per the restructuring support agreement, upon court approval of the bankruptcy plan, all legal fees and expenses incurred by the Fund pertaining to this matter would be reimbursed. The Fund received reimbursement during the fiscal year end under review.

Mr. David Manion
October 5, 2020

10.       Comment:  The Staff notes that Fund 19 appears to be operating as a non-diversified fund for purposes of classification under the 1940 Act. Please discuss the diversification status of the Fund and how the Fund ensures compliance with its diversification status.

            Response:  Fund 19 notes that its current diversification concentration is 26.058% (above the 25% maximum limit) due to passive market movements. FT Investment Compliance communicates with the Fund’s portfolio managers and FT Legal regarding the Fund’s diversification status, including discussion at the Fund’s annual registration statement update meeting. FT Investment Compliance monitors portfolio compliance with diversification requirements on a pre-trade basis (prior to trade execution) and on a post-trade basis (nightly comparison of the portfolio against pre-defined limitations).

11.       Comment:  The Staff notes that the prospectus for Fund 33 states that the Fund invests at least 80% of its net assets in investments of large-capitalization companies and may invest up to 20% of its net assets in investments of small to mid-capitalization companies. Please explain the rationale for including small and mid-capitalization companies as a principal risk of the Fund, while not including a principal risk specific to large-capitalization companies.

            Response: Fund 33 believes that large capitalization risks are appropriately disclosed under “Market” risk.

12.       Comment:  The Staff notes that Fund 24 has classified the following securities as U.S. Government and Agency Securities on the Statement of Investments: DY9 Leasing LLC (“DY9”), Israel Government Agency for International Development (“Israel”), Reliance Industries Ltd. (“Reliance”), and Petroleos Mexicanos (“Petroleos”). Please discuss the rationale for classifying such private companies and companies and agencies of foreign governments, as applicable, as U.S. Government and Agency Securities.

            Response:  Fund 24 notes that DY9, Reliance, and Petroleos should have been classified as Corporate Bonds, and Israel classified as Foreign Government and Agency Securities. These classifications will be reflected in future shareholder reports, as applicable.

We believe that we have responded fully to each of the SEC’s Staff comments as set forth above.  However, should you have any further questions or require any further information, please do not hesitate to contact the undersigned at 916-463-1135, or, in his absence, Lindsey Hicks at 916-463-1169.

Very truly yours,

Mr. David Manion
October 5, 2020

/s/MATTHEW T. HINKLE

Matthew T. Hinkle

Senior Vice President,

Global Fund Administration and Reporting & Global Fund Tax

Franklin Templeton

On behalf of the Funds listed in the attached Appendix

APPENDIX

FUNDS AND FINANCIAL STATEMENTS REVIEWED BY SEC STAFF

Fund #	File #	Registrant Name	Series ID	Series Name	FYE Reviewed
1	811-09869	Franklin Floating Rate Master Trust	S000007441	Franklin Floating Rate Master Series	7/31/2019
2		Franklin Floating Rate Master Trust	S000052547	Franklin Floating Rate Income Fund	7/31/2019
3	811-04986	Franklin Investors Securities Trust	S000006850	Franklin Adjustable U.S. Government Securities Fund	10/31/2019
4		Franklin Investors Securities Trust	S000006851	Franklin Convertible Securities Fund	10/31/2019
5		Franklin Investors Securities Trust	S000006852	Franklin Equity Income Fund	10/31/2019
6		Franklin Investors Securities Trust	S000006853	Franklin Floating Rate Daily Access Fund	10/31/2019
7		Franklin Investors Securities Trust	S000006855	Franklin Low Duration Total Return Fund	10/31/2019
8		Franklin Investors Securities Trust	S000006857	Franklin Total Return Fund	10/31/2019
9		Franklin Investors Securities Trust	S000012705	Franklin Managed Income Fund	10/31/2019
10	811-05878	Franklin Value Investors Trust	S000007352	Franklin Mutual U.S. Value Fund	10/31/2019
11		Franklin Value Investors Trust	S000007354	Franklin Microcap Value Fund	10/31/2019
12		Franklin Value Investors Trust	S000007356	Franklin Small Cap Value Fund	10/31/2019
13	811-05387	Franklin Mutual Series Funds	S000007860	Franklin Mutual Beacon Fund	12/31/2019
14		Franklin Mutual Series Funds	S000007861	Franklin Mutual Global Discovery Fund	12/31/2019
15		Franklin Mutual Series Funds	S000007862	Franklin Mutual European Fund	12/31/2019
16		Franklin Mutual Series Funds	S000007863	Franklin Mutual Quest Fund	12/31/2019
17		Franklin Mutual Series Funds	S000007864	Franklin Mutual Shares Fund	12/31/2019
18		Franklin Mutual Series Funds	S000007865	Franklin Mutual Financial Services Fund	12/31/2019
19	811-05583	Franklin Templeton Variable Insurance Products Trust	S000007312	Franklin Flex Cap Growth VIP Fund	12/31/2019
20		Franklin Templeton Variable Insurance Products Trust	S000007313	Franklin Rising Dividends VIP Fund	12/31/2019
21		Franklin Templeton Variable Insurance Products Trust	S000007314	Franklin Small-Mid Cap Growth VIP Fund	12/31/2019
22		Franklin Templeton Variable Insurance Products Trust	S000007315	Franklin Small Cap Value VIP Fund	12/31/2019
23		Franklin Templeton Variable Insurance Products Trust	S000007316	Franklin Strategic Income VIP Fund	12/31/2019
24		Franklin Templeton Variable Insurance Products Trust	S000007317	Franklin U.S. Government Securities VIP Fund	12/31/2019
25		Franklin Templeton Variable Insurance Products Trust	S000007319	Franklin Mutual Global Discovery VIP Fund	12/31/2019
26		Franklin Templeton Variable Insurance Products Trust	S000007320	Franklin Mutual Shares VIP Fund	12/31/2019
27		Franklin Templeton Variable Insurance Products Trust	S000007321	Templeton Developing Markets VIP Fund	12/31/2019
28		Franklin Templeton Variable Insurance Products Trust	S000007322	Templeton Foreign VIP Fund	12/31/2019
29		Franklin Templeton Variable Insurance Products Trust	S000007325	Templeton Global Bond VIP Fund	12/31/2019
30		Franklin Templeton Variable Insurance Products Trust	S000007326	Templeton Growth VIP Fund	12/31/2019
31		Franklin Templeton Variable Insurance Products Trust	S000007327	Franklin Growth and Income VIP Fund	12/31/2019
32		Franklin Templeton Variable Insurance Products Trust	S000007329	Franklin Income VIP Fund	12/31/2019
33		Franklin Templeton Variable Insurance Products Trust	S000007330	Franklin Large Cap Growth VIP Fund	12/31/2019
34		Franklin Templeton Variable Insurance Products Trust	S000007333	Franklin Global Real Estate VIP Fund	12/31/2019
35		Franklin Templeton Variable Insurance Products Trust	S000017299	Franklin Allocation VIP Fund	12/31/2019
36		Franklin Templeton Variable Insurance Products Trust	S000040299	Franklin Volsmart Allocation VIP Fund	12/31/2019
37	811-06135	Templeton Institutional Funds	S000008751	International Equity Series	12/31/2019
38		Templeton Institutional Funds	S000008752	Foreign Smaller Companies Series	12/31/2019
39	811-06378	Templeton Developing Markets Trust	S000008756	Templeton Developing Markets Trust	12/31/2019
40	811-08394	Templeton Dragon Fund, Inc.			12/31/2019
Appendix 1-3	1